1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

FOR IMMEDIATE RELEASE

2Q06	Quarterly Management Report July 27, 2006

CONTACT
Elizabeth Sun / Eric Chiang
Harrison Hsueh / Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2087/ 2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Reconciliation of Consolidated and Unconsolidated Financial Results

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in
NT$ billion except noted otherwise)	2Q06	1Q06	2Q05	QoQ	YoY
EPS (NT$ per com. shr.)	1.32	1.26	0.71	4.3%	84.8%
(US$ per ADR unit)	0.20	0.20	0.11

Consolidated Net Sales	82.12	77.85	59.98	5.5%	36.9%
Gross Profit	42.50	37.73	24.25	12.6%	75.2%
Gross Margin	51.8%	48.5%	40.4%
Operating Expense	(7.18)	(6.82)	(7.04)	5.1%	1.9%
Non-Operating Items (1)	0.95	3.62	0.69	(73.8%)	37.7%
Consolidated Net Income	34.00	32.61	18.37	4.3%	85.1%
Net Profit Margin	41.4%	41.9%	30.6%

Wafer Shipment (kpcs 8 inch-equiv.)	1,869	1,738	1,275	7.5%	46.6%

(1)	Includes cumulative effects of change in accounting principle.
Remarks:
The second quarter consolidated EPS of NT$1.32 represents an 84.8% increase over the same period last year and a 4.3% sequential increase. The consolidated operating results of 2Q06 are summarized below:
Second quarter net sales increased by 36.9% year-over-year to reach NT$82.12 billion compared to NT$59.98 billion reported in 2Q05. On a sequential basis, net sales increased by 5.5% compared to NT$77.85 billion reported in the previous quarter. Growth was driven by strong demand in the consumer and communication segments.
Gross profit for 2Q06 was NT$42.5 billion, representing a year-over-year increase of 75.2% and a sequential increase of 12.6%. Gross margin rose from 48.5% in the previous quarter to 51.8% in the second quarter, an improvement of 3.3 percentage points.
Operating expenses were NT$7.18 billion or 8.8% of the net sales. The combined result from non-operating income and long-term investments was a gain of NT$0.95 billion.
Consolidated net income attributable to shareholders of the parent company was NT$34 billion, up 85.1% over the same period last year and up 4.3% sequentially. Net profit margin was 41.4%.

TSMC
July 27, 2006	Page 2
I. Consolidated Revenue Analysis
I. Wafer Sales Analysis

By Application	2Q06	1Q06	2Q05
Computer	30%	37%	38%
Communication	44%	39%	37%
Consumer	20%	18%	18%
Industrial/Others	5%	5%	6%
Memory	1%	1%	1%

By Technology	2Q06	1Q06	2Q05
N90-	24%	20%	2%
0.11/0.13um	25%	29%	41%
0.15/0.18um	32%	32%	34%
0.25/0.35um	14%	14%	17%
0.50um+	5%	5%	6%

By Customer Type	2Q06	1Q06	2Q05
Fabless/System	72%	74%	74%
IDM	28%	26%	26%

By Geography	2Q06	1Q06	2Q05
North America	77%	78%	77%
Asia Pacific	10%	11%	9%
Europe	9%	7%	8%
Japan	4%	4%	6%
Consolidated Revenue Analysis:
Consolidated net sales were NT$82.12 billion for 2Q06, mainly driven by strong demand from our customers in communication and consumer segments.
On a sequential basis, revenues from consumer and communication applications increased by 21% and 19%, respectively, while revenues from computer applications declined by 16%.
Revenue from advanced technologies (0.13-micron and below) accounted for 49% of total wafer sales, flat from the previous quarter. Revenue from 90nm process technology continued to increase and accounted for 24% of total wafer sales during the second quarter, compared to 20% in the first quarter of 2006.
IDM accounted for 28% of total wafer sales during the quarter, up from 26% in the previous quarter.
Geographically, North America accounted for 77% of total wafer sales. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 10%, 9% and 4% of wafer sales, respectively.

TSMC
July 27, 2006	Page 3
II. Capacity
II. Capacity

	1Q06	2Q06	3Q06	4Q06	2006
Fab / (Wafer size)	(A)	(A)	(Est.)	(Est.)	(Est.)
Fab-2 (6")[1]	244	258	258	266	1,025
Fab-3 (8")	246	252	265	258	1,021
Fab-5 (8")	135	138	147	153	573
Fab-6 (8")	215	222	233	248	918
Fab-7 (8")	33	23	4	0	60
Fab-8 (8")	231	233	234	248	946
Fab-12 (12")[2]	142	150	157	166	616
Fab-14 (12")[2]	61	66	86	105	318
Wafer Tech (8")	99	100	101	104	404
TSMC (Shanghai) (8")	48	52	73	90	262
TSMC total capacity (8" equiv. Kpcs)	1,602	1,650	1,748	1,860	6,860
SSMC (8")	49	50	51	52	202
Total managed capacity (8" equiv. Kpcs)	1,651	1,700	1,799	1,912	7,062

Note: 1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
III. Consolidated Profit & Expense Analysis
III - 1. Consolidated Gross Profit Analysis

(Amount: NT$ billion)	2Q06	1Q06	2Q05
COGS	39.6	40.1	35.7
Depreciation	16.5	16.2	17.5
Other MFG Cost	23.1	23.9	18.2

Gross Profit	42.5	37.7	24.3

Gross Margin	51.8%	48.5%	40.4%
Capacity :
Total TSMC managed capacity in 2Q06 was 1,700K 8-inch equivalent wafers, 3% higher than the 1,651K 8-inch equivalent wafers in 1Q06.
TSMC managed capacity in 3Q06 will increase to 1,799K 8-inch equivalent wafers, representing a 5.8% sequential growth.
Overall installed capacity for year 2006 is expected to be approximately 7,062K 8-inch equivalent wafers, representing a slight increase from our previous forecast provided in April 2006.
Consolidated Gross Profit Analysis:
Consolidated gross profit for the second quarter of 2006 was NT$42.5 billion, representing a year-over-year increase of 75.2% and a sequential increase of 12.6%. Consolidated gross margin improved by 3.3 percentage points sequentially to 51.8%, largely due to higher levels of wafer output and productivity improvements.

TSMC
July 27, 2006	Page 4
III - 2. Consolidated Operating Expenses *

(Amount: NT$ billion)	2Q06	1Q06	2Q05
Total Operating Exp.	7.18	6.82	7.04

SG&A	3.13	3.04	3.48

Research & Development	4.05	3.78	3.56

*	Certain prior period amounts have been reclassified to conform with current period presentation.
III - 3. Consolidated Non-Operating Items *

(Amount: NT$ million)	2Q06	1Q06	2Q05
Non-Operating Income/(Exp.)	299	1,417	464
Net Interest Income/(Exp.)	924	775	268
Other Non-Operating	(625)	642	196

L-T Investments	650	600	226
SSMC	471	462	140
Others	179	138	86

Change in Accounting Principle **	0	1,607	0

Total Non-Operating Items	949	3,624	690

*	Certain prior period amounts have been reclassified to conform with current period presentation.

**	For financial statement purposes, cumulative effect of changes in accounting principles is presented as a separate line item after income tax expenses.
Consolidated Operating Expenses:
Consolidated operating expenses for 2Q06 were NT$7.18 billion, slightly higher than the previous quarter. Higher operating expenses were largely the result of increased R&D expenditures on various 65nm projects. Total operating expenses represented 8.8% of net sales, flat from the previous quarter.
Consolidated Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$949 million for 2Q06.
Consolidated non-operating income totaled NT$299 million during the second quarter of 2006, compared to an income of NT$1,417 million in the previous quarter. The decrease in non-operating income was mainly due to the mark-to-market adjustment recorded as a result of the decline in the market value of certain marketable securities held through TSMC venture capital funds.
Consolidated net investment income was NT$650 million in this quarter, compared to an income of NT$600 million in 1Q06. The increase was primarily due to improved operating performance at TSMC’s affiliates.
During the first quarter of 2006, TSMC adopted SFAS No. 34, which requires marketable securities with readily determinable market value measured at fair value with unrealized gains and losses on trading securities recognized in earnings for the current period. As a result of adopting SFAS No. 34, TSMC recognized a one-time gain of NT$1.6 billion in 1Q06 as the cumulative effect of changes in accounting principles.

TSMC
July 27, 2006	Page 5
IV. Financial Condition Review
IV - 1. Liquidity Analysis *

(Amount: NT$ Billion)	2Q06	1Q06	2Q05
Cash & Marketable Securities	211.6	192.3	138.1
Accounts Receivable — Trade	38.0	38.0	32.1
Inventory	20.1	18.4	15.2
Total Current Assets	279.7	259.3	194.0
Accounts Payable	27.5	22.4	19.0
Accrued Liabilities and Others	82.8	18.5	71.1
Total Current Liabilities	110.3	40.9	90.1
Current Ratio (x)	2.5	6.3	2.2
Net Working Capital	169.4	218.4	103.9

*	Certain prior period amounts have been reclassified to conform with current period presentation.
IV - 2. Consolidated Receivable/Inventory Days

	2Q06	1Q06	2Q05
Days of Receivable	44	46	48
Days of Inventory	47	44	41
IV - 3. Consolidated Debt Service *

(Amount: NT$ Billion)	2Q06	1Q06	2Q05
Cash & Marketable Securities	211.6	192.3	138.1
Interest-Bearing Debt	27.2	27.2	37.6
Net Cash Reserves	184.4	165.1	100.5

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Liquidity Analysis:
Consolidated cash & marketable securities increased by NT$19.3 billion in this quarter, mainly due to strong cash flows from operating activities. As a result, TSMC ended the quarter with total current assets of NT$279.7 billion, NT$20.4 billion higher than the previous quarter.
Consolidated current liabilities were NT$110.3 billion at the end of the quarter, NT$69.4 billion higher than the previous quarter, mainly due to an NT$65 billion payable accrued for cash dividends and employee bonuses.
As a result, net consolidated working capital decreased to NT$169.4 billion and current ratio decreased to 2.5x.
Consolidated Receivable/Inventory Days Trend:
Consolidated days of receivable decreased to 44 days in 2Q06, compared to 46 days in the previous quarter.
Consolidated days of inventory increased to 47 days from 44 days in the first quarter of 2006.
Consolidated Debt Service:
As a result of strong operating performance during the quarter, consolidated net cash reserves - defined as the excess of cash and short-term marketable securities over interest-bearing debt - increased by NT$19.3 billion to NT$184.4 billion in 2Q06.
Consolidated interest-bearing debt remained flat at NT$27.2 billion as of June 30, 2006.

TSMC
July 27, 2006	Page 6
V. Cash Flow & CapEx
V - 1. Consolidated Cash Flow Analysis

(Amount: NT$ billion)	2Q06	1Q06	2Q05
Net Income	34.0	32.6	18.4
Depreciation & Amortization	17.9	17.7	19.5
Other Op Sources/(Uses)	(1.5)	(1.4)	(9.3)
Total Op Sources/(Uses)	50.4	48.9	28.6

Capital Expenditure	(21.4)	(11.5)	(14.2)
Marketable Financial Instruments	(7.8)	(12.8)	2.8
Other Investing Sources/(Uses)	(1.1)	0.2	(0.4)
Net Investing Sources/(Uses)	(30.3)	(24.1)	(11.8)

Repayment of Corporate Bonds	(0.0)	(0.0)	(0.9)
Other Financing Sources/(Uses)	0.1	0.1	0.9

Net Financing Sources/(Uses)	0.1	0.1	(0.0)

Net Cash Position Changes	20.2	24.9	16.8

Exchange Rate Changes & Others	(0.0)	(0.2)	0.1

Ending Cash Balance	141.5	121.3	88.4

*	Certain prior period amounts have been reclassified to conform with the current period presentation.
V - 3. Capital Spending

(Amount: US$ Million)	1Q06	2Q06	YTD
TSMC	344	653	997

TSMC (Shanghai) & WaferTech	12	11	23

Total TSMC	356	664	1,020
Summary of Consolidated Cash Flow:
During this quarter, TSMC generated NT$50.4 billion from operating activities, mainly from net income of NT$34 billion and depreciation & amortization of NT$17.9 billion.
Net cash used in investment activities totaled NT$30.3 billion, mainly as a result of an NT$21.4 billion in capital spending and an NT$7.8 billion net increase in marketable financial instruments.
Net cash provided by financing activities was NT$0.1 billion during this quarter.
As a result, TSMC ended the quarter with a cash balance of NT$141.5 billion, NT$20.2 billion higher than in 1Q06.
Consolidated Operating and Free Cash Flows:
TSMC continues to generate strong free cash flows. Consolidated free cash flows totaled NT$29 billion in 2Q06, NT$8.4 billion lower than the NT$37.4 billion generated in the previous quarter, mainly due to higher level of capital expenditures in 2Q06.
Capital Spending:
Capital spending for TSMC consolidated group totaled US$664 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment.
For year 2006, total capital expenditure for TSMC consolidated group is expected to be in the range of US$2.6 billion to US$2.8 billion, unchanged from our previous guidance provided in January 2006.

TSMC
July 27, 2006	Page 7

VI.	Reconciliation of Consolidated and Unconsolidated Financial Results
VI - 2. Consolidated v. Unconsolidated Income Statement

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Net Sales	82.1	81.2	0.9
COGS	(39.6)	(40.3)	0.7

Gross Profit	42.5	40.9	1.6
Gross Margin %	51.8%	50.3%	1.4%
Operating Expenses
Research & Development	(4.1)	(3.7)	(0.3)
SG&A	(3.1)	(2.2)	(0.9)

Total Operating Expenses	(7.2)	(5.9)	(1.3)

Operating Income	35.3	35.0	0.3
Operating Margin %	43.0%	43.1%	0.0%

Non-Operating Items	0.9	1.3	(0.3)

Income Tax Benefit (Expense)	(2.3)	(2.2)	(0.0)

Minority Interest	0.0	0.0	0.0
Net Income	34.0	34.0	0.0

Net Margin %	41.4%	41.9%	-0.5%
Consolidated Structure
TSMC consolidated results include the results from its overseas sales offices (TSMC North America, TSMC Europe, TSMC Japan and TSMC Korea), manufacturing subsidiaries (TSMC (Shanghai) and WaferTech), strategic alliance (Global Unichip Corp.), venture capital funds, and others. These entities are collectively referred to as “TSMC consolidating entities” hereafter.
Income Statement
Consolidated net sales for 2Q06 were NT$82.1 billion, NT$0.9 billion higher than the unconsolidated net sales. Higher consolidated net sales reflect sales contributions from TSMC consolidating entities. Consolidated gross margin was 51.8%, compared to 50.3% on the unconsolidated basis. The higher consolidated gross margin reflects the true gross margin from TSMC consolidating subsidiaries.
Consolidated operating expenses were NT$7.2 billion for 2Q06, NT$1.3 billion higher than the unconsolidated operating expenses. The higher consolidated operating expenses were mainly attributable to additional sales & marketing expenses from TSMC overseas sales offices and additional G&A and R&D expenses from other TSMC consolidating entities. Total consolidated operating expenses accounted for 8.8% of consolidated net sales, compared to 7.2% on the unconsolidated basis.
On a consolidated basis, the combined result from non-operating income and long-term investments was a gain of NT$0.9 billion, NT$0.3 billion lower than that on the unconsolidated basis. Higher unconsolidated gain from non-operating items reflects TSMC’s share of income from the consolidating subsidiaries.
Consolidated net income attributable to shareholders of the parent company was NT$34 billion, same as that on the unconsolidated basis. Consolidated net margin was 41.4%, 0.5% lower than the unconsolidated net margin, reflecting higher consolidated net sales.

TSMC
July 27, 2006	Page 8
VI - 3. Consolidated v. Unconsolidated Balance Sheet
(Selected Balance Sheet Items)

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Cash & Marketable Securities	211.6	195.9	15.7
Accounts Receivable — Trade	38.0	36.1	1.9
Inventory	20.1	18.4	1.7
Total Current Assets	279.7	259.9	19.8

Long-Term Investments	42.8	83.2	(40.4)
Fixed Assets, Net	251.1	223.2	27.9

Total Assets	593.7	581.6	12.1

Total Current Liabilities	110.3	107.2	3.1
L/T Interest-Bearing Debt	24.7	17.0	7.7

Total Liabilities	146.2	134.8	11.5

Total Equity	447.5	446.8	0.7
VI - 4. Consolidated v. Unconsolidated Cash Flows

(Amount: NT$ billion)	Consolidated	Unconsolidated	Difference
Cash Flows Provided by Operating Activities	50.4	47.0	3.4
Depreciation & Amortization	17.9	16.2	1.7

Cash Flows Used in Investing Activities	(30.3)	(29.4)	(0.9)
Capital Expenditures	(21.4)	(21.1)	(0.3)

Cash Flows Provided by Financing Activities	0.1	0.1	(0.0)

Net Cash Increase (Decrease)	20.2	17.7	2.5
Balance Sheet
On a consolidated basis, as a result of higher cash and marketable securities, total current assets were NT$279.7 billion, NT$19.8 billion higher than the unconsolidated total current assets.
Consolidated long-term investments were NT$42.8 billion for 2Q06, compared to NT$83.2 billion on the unconsolidated basis. Higher unconsolidated long-term investments reflect TSMC’s investments in its consolidating subsidiaries.
Consolidated net fixed assets totaled NT$251.1 billion, NT$27.9 billion higher than the unconsolidated net fixed assets, mainly due to manufacturing facilities located at TSMC’s consolidating entities.
Total consolidated liabilities were NT$146.2 billion, compared to NT$134.8 billion on the unconsolidated basis, as total unconsolidated liabilities does not reflect the borrowings by TSMC’s consolidating entities.
Cash Flows
Consolidated cash flows provided by operating activities were NT$50.4 billion in 2Q06, NT$3.4 billion higher than that on the unconsolidated basis, as consolidated operating cash flows included additional depreciation & amortization expenses from TSMC consolidating entities.
Consolidated cash flows used in investing activities totaled NT$30.3 billion in 2Q06, slightly higher than that on the unconsolidated basis.
Consolidated cash flows provided by financing activities were NT$0.1 billion in 2Q06, same as that on the unconsolidated basis.

TSMC
July 27, 2006	Page 9
VII. Recap of Recent Important Events & Announcements

•	TSMC and ARM Collaboration Achieves Significant Power Reduction on First 65nm Low-Power Test Chip (2006/07/18)

•	TSMC Continues Industry Leadership with Reference Flow 7.0 (2006/07/17)

•	TSMC Bolsters Design Ecosystem with DFM-Compliant EDA Tools and Data Kit for 65nm Design (2006/07/17)

•	TSMC Sets June 20, 2006 as the ex-Dividend Date for Common Share Dividend (2006/06/06)

•	TSMC is Production-Ready for 65nm X Architecture Designs (2006/05/25)

•	TSMC 65-Nanometer Process Moves to Volume Production (2006/05/17)

•	TSMC Senior Vice President of R&D Dr. Shang-Yi Chiang to Retire (2006/05/17)

•	TSMC Board of Directors Unanimously Re-elects Dr. Morris Chang as Chairman (2006/05/16)

•	TSMC Shareholders Approve NT$2.5 Cash and 3% Stock Dividend (2006/05/16)

•	TSMC Unveils First 65-Nanometer Data-Driven DFM Design Ecosystem (2006/05/15)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Balance Sheets (Unconsolidated)
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2006 (Audited)			March 31, 2006 (Unaudited)		June 30, 2005 (Audited)(2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$3,942	$127,713	22.0	$109,990	20.2	$78,597	15.8	$17,723	16.1	$49,116	62.5
Investments in Marketable Financial Instruments	2,104	68,164	11.7	67,994	12.5	49,530	9.9	170	0.2	18,634	37.6
Accounts Receivable — Trade	1,114	36,077	6.2	35,780	6.6	30,116	6.0	297	0.8	5,961	19.8
Inventories, Net	567	18,376	3.2	16,901	3.1	14,114	2.8	1,475	8.7	4,262	30.2
Other Current Assets	295	9,570	1.6	10,123	1.9	9,470	1.9	(553)	(5.5)	100	1.1

Total Current Assets	8,022	259,900	44.7	240,788	44.3	181,827	36.4	19,112	7.9	78,073	42.9

Long Term Investments	2,569	83,217	14.3	75,439	13.9	76,434	15.3	7,778	10.3	6,783	8.9

Properties, Plant and Equipment	18,872	611,448	105.1	586,213	107.8	555,917	111.3	25,235	4.3	55,531	10.0
Less: Accumulated Depreciation	(11,982)	(388,229)	(66.7)	(373,691)	(68.7)	(330,854)	(66.2)	(14,538)	3.9	(57,375)	17.3

Properties, Plant and Equipment, Net	6,890	223,219	38.4	212,522	39.1	225,063	45.1	10,697	5.0	(1,844)	(0.8)

Other Assets	471	15,287	2.6	14,975	2.7	16,108	3.2	312	2.1	(821)	(5.1)

Total Assets	$17,952	$581,623	100.0	$543,724	100.0	$499,432	100.0	$37,899	7.0	$82,191	16.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$310	$10,053	1.7	$10,874	2.0	$7,827	1.6	($821)	69.4	$2,226	(28.3)
Payables to Contractors and Equipment Suppliers	523	16,952	2.9	11,621	2.1	10,004	2.0	5,331	45.9	6,948	69.4
Accrued Expenses and Other Current Liabilities	2,400	77,730	13.4	13,352	2.4	58,393	11.7	64,378	482.2	19,337	34.0
Current Portion of Bonds Payable	77	2,500	0.4	2,500	0.6	10,500	2.1	—	—	(8,000)	(76.2)

Total Current Liabilities	3,310	107,235	18.4	38,347	7.1	86,724	17.4	68,888	179.6	20,511	23.7

Bonds Payable	525	17,000	2.9	17,000	3.1	19,500	3.9	—	—	(2,500)	(12.8)
Other Long Term Liabilities	325	10,556	1.9	10,444	1.9	9,008	1.8	112	1.1	1,548	17.2

Total Liabilities	4,160	134,791	23.2	65,791	12.1	115,232	23.1	69,000	104.9	19,559	17.0

Shareholders’ Equity
Common Stock	7,970	258,234	44.4	247,331	45.5	247,261	49.5	10,903	4.4	10,973	4.4
Capital Surplus	1,661	53,822	9.3	57,208	10.5	56,721	11.3	(3,386)	(5.9)	(2,899)	(5.1)
Retained Earnings	4,220	136,723	23.5	175,378	32.3	84,383	16.9	(38,655)	(22.0)	52,340	62.0
Others	(31)	(1,029)	(0.2)	(1,066)	(0.2)	(2,613)	(0.5)	37	(3.4)	1,584	(60.6)
Treasury Stock	(28)	(918)	(0.2)	(918)	(0.2)	(1,552)	(0.3)	0	0.0	634	(40.9)

Total Shareholders’ Equity	13,792	446,832	76.8	477,933	87.9	384,200	76.9	(31,101)	(6.5)	62,632	16.3

Total Liabilities & Shareholders’ Equity	$17,952	$581,623	100.0	$543,724	100.0	$499,432	100.0	$37,899	7.0	$82,191	16.5

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NT$32.399 as of June 30, 2006.

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Unaudited Condensed Income Statements (Unconsolidated)
For the Three Months Ended June 30, 2006, March 31, 2006 and June 30, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q2 2006			Q1 2006		Q2 2005		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,525	$81,227	100.0	$77,293	100.0	$58,516	100.0	$3,934	5.1	$22,711	38.8
Cost of Sales	(1,254)	(40,340)	(49.7)	(40,651)	(52.6)	(35,311)	(60.3)	311	(0.8)	(5,029)	14.2

Gross Profit	1,271	40,887	50.3	36,642	47.4	23,205	39.7	4,245	11.6	17,682	76.2

Operating Expenses
Research and Development Expenses	(115)	(3,707)	(4.6)	(3,549)	(4.6)	(3,283)	(5.6)	(158)	4.5	(424)	12.9
General and Administrative Expenses	(57)	(1,825)	(2.1)	(1,555)	(2.0)	(1,799)	(3.1)	(270)	17.4	(26)	1.4
Sales and Marketing Expenses	(12)	(382)	(0.5)	(671)	(0.9)	(339)	(0.6)	289	(43.1)	(43)	12.7

Total Operating Expenses	(184)	(5,914)	(7.2)	(5,775)	(7.5)	(5,421)	(9.3)	(139)	2.4	(493)	9.1

Income from Operations	1,087	34,973	43.1	30,867	39.9	17,784	30.4	4,106	13.3	17,189	96.7

Non-Operating Income, Net	27	846	1.0	816	1.1	537	0.9	30	3.6	309	57.5
Investment Gains (Losses)	13	432	0.5	2,972	3.8	(588)	(1.0)	(2,540)	(85.5)	1,020	(173.5)

Income before Income Tax	1,127	36,251	44.6	34,655	44.8	17,733	30.3	1,596	4.6	18,518	104.4

Income Tax Benefits (Expenses)	(70)	(2,249)	(2.7)	(1,802)	(2.3)	636	1.1	(447)	24.8	(2,885)	(453.3)

Net Income Before Cumulative Effect of Changes in Accounting Principles	1,057	34,002	41.9	32,853	42.5	18,369	31.4	1,149	3.5	15,633	85.1

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	—	—	—	(246)	0.3	—	—	246	(100.0)	—	—

Net Income	$1,057	$34,002	41.9	$32,607	42.2	$18,369	31.4	$1,395	4.3	$15,633	85.1

Earnings per Share — Diluted	0.04	1.32		1.26		0.71		0.06	4.3	0.60	84.8

Earnings per ADR (2)	0.20	6.59		6.32		3.56		0.27	4.3	3.03	84.8

Weighted Average Outstanding Shares-Diluted (‘M) (3)		25,809		25,802		25,771

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD32.174 for the second quarter of 2006.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 25,809M shares for 2Q06 and 25,771M shares for 2Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Audited Condensed Income Statements (Unconsolidated)
For the Six Months Ended June 30, 2006 and 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	2006			2005		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$4,914	$158,521	100.0	$114,169	100.0	$44,352	38.8
Cost of Sales	(2,510)	(80,992)	(51.1)	(69,315)	(60.7)	(11,677)	16.8

Gross Profit	2,404	77,529	48.9	44,854	39.3	32,675	72.8

Operating Expenses
Research and Development Expenses	(225)	(7,256)	(4.6)	(6,632)	(5.8)	(624)	9.4
General and Administrative Expenses	(105)	(3,380)	(2.1)	(3,744)	(3.3)	364	(9.7)
Sales and Marketing Expenses	(33)	(1,053)	(0.7)	(618)	(0.5)	(435)	70.5

Total Operating Expenses	(363)	(11,689)	(7.4)	(10,994)	(9.6)	(695)	6.3

Income from Operations	2,041	65,840	41.5	33,860	29.7	31,980	94.4

Non-Operating Income , Net	51	1,662	1.1	924	0.8	738	79.9
Investment Gains (Losses)	106	3,404	2.1	(786)	(0.7)	4,190	(533.1)

Income before Income Tax	2,198	70,906	44.7	33,998	29.8	36,908	108.6

Income Tax Benefits (Expenses)	(125)	(4,051)	(2.5)	1,189	1.0	(5,240)	(440.6)

Net Income Before Cumulative Effect of Changes in Accounting Principles	2,073	66,855	42.2	35,187	30.8	31,668	90.0

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	(8)	(246)	(0.2)	—	—	(246)	100.0

Net Income	$2,065	$66,609	42.0	$35,187	30.8	$31,422	89.3

Earnings per Share-Diluted	0.08	2.58		1.37		1.22	89.0

Earnings per ADR (2)	0.40	12.90		6.83		6.08	89.0

Weighted Average Outstanding Shares-Diluted (‘M) (3)		25,808		25,770

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD 32.256 for the six months of 2006.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 25,808M shares for the six months ended June 30, 2006 and 25,770M shares for the six months ended June 30, 2005 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
Condensed Statement of Cash Flows (Unconsolidated)
For the Six Months Ended June 30, 2006 and the Three Months Ended June 30, 2006, March 31, 2006 and June 30, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	6 Months 2006		2Q 2006	1Q 2006	2Q 2005 (2)
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,065	$66,609	$34,002	$32,607	$18,369
Depreciation & Amortization	997	32,155	16,180	15,975	17,661
Deferred Income Tax	9	294	862	(569)	(597)
Investment Loss (Income) Recognized by Equity Method	(106)	(3,404)	(432)	(2,972)	588
Changes in Working Capital & Others	(27)	(875)	(3,581)	2,707	(8,254)

Net Cash Provided by Operating Activities	2,938	94,779	47,031	47,748	27,767

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments(3)	(2,250)	(72,581)	(39,850)	(32,731)	(26,003)
Long Term Investments by Equity Method	(9)	(275)	(255)	(19)	(234)
Property, Plant and Equipment	(997)	(32,171)	(21,056)	(11,115)	(13,033)
Proceeds from Disposal or Maturity of:
Marketable Financial Instruments(3)	1,610	51,939	32,014	19,924	27,798
Property, Plant and Equipment	22	711	250	461	1,310
Decrease in Others	(18)	(603)	(501)	(102)	(226)

Net Cash Used in Investing Activities	(1,642)	(52,980)	(29,398)	(23,582)	(10,387)

Cash Flows from Financing Activities:
Increase in Guarantee Deposits	14	461	139	322	1,147
Proceeds from Exercise of Stock Options	10	326	208	118	82
Bonus to Directors and Supervisors	(8)	(257)	(257)	—	(231)

Net Cash Provided by Financing Activities	16	530	90	440	998

Net Increase in Cash and Cash Equivalents	1,312	42,329	17,723	24,606	18,378

Cash and Cash Equivalents at Beginning of Period	2,647	85,384	109,990	85,384	60,219

Cash and Cash Equivalents at End of Period	$3,959	$127,713	$127,713	$109,990	$78,597

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NTD32.256 , the weighted average rate for the six months ended June 30, 2006.

	(2)	Certain prior period amounts have been reclassified to conform to the current period presentation.

	(3)	Marketable financial instruments include available-for-sale and held-to-maturity financial assets, which non-current portions are classified as long-term investments in Balance Sheet.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Balance Sheets (Consolidated)
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2006 (Audited)			March 31, 2006 (Unaudited) (2)		June 30, 2005 (Audited) (2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$4,366	$141,452	23.8	$121,251	21.8	$88,405	17.3	$20,201	16.7	$53,047	60.0
Investments in Marketable Financial Instruments	2,165	70,139	11.8	71,006	12.8	49,724	9.7	(867)	(1.2)	20,415	41.1
Accounts Receivable — Trade	1,172	37,969	6.4	38,012	6.8	32,095	6.3	(43)	(0.1)	5,874	18.3
Inventories, Net	619	20,051	3.4	18,409	3.3	15,159	3.0	1,642	8.9	4,892	32.3
Other Current Assets	311	10,079	1.7	10,572	2.0	8,618	1.6	(493)	(4.7)	1,461	17.0

Total Current Assets	8,633	279,690	47.1	259,250	46.7	194,001	37.9	20,440	7.9	85,689	44.2

Long-Term Investments	1,320	42,778	7.2	34,726	6.3	39,207	7.7	8,052	23.2	3,571	9.1

Properties, Plant and Equipment	21,023	681,123	114.7	655,396	118.0	622,025	121.6	25,727	3.9	59,098	9.5
Less: Accumulated Depreciation	(13,272)	(429,993)	(72.4)	(413,852)	(74.5)	(365,019)	(71.3)	(16,141)	3.9	(64,974)	17.8

Properties, Plant and Equipment, Net	7,751	251,130	42.3	241,544	43.5	257,006	50.3	9,586	4.0	(5,876)	(2.3)

Other Assets	622	20,145	3.4	19,772	3.5	21,207	4.1	373	1.9	(1,062)	(5.0)

Total Assets	$18,326	$593,743	100.0	$555,292	100.0	$511,421	100.0	$38,451	6.9	$82,322	16.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities Short-term loan payable	$—	$—	—	$—	—	$316	0.1	$—	—	($316)	(100.0)
Accounts Payables	317	10,282	1.7	10,687	1.9	7,605	1.5	(405)	(3.8)	2,677	35.2
Payables to Contractors and Equipment Suppliers	531	17,214	2.9	11,680	2.1	11,384	2.2	5,534	47.4	5,830	51.2
Accrued Expenses and Other Current Liabilities	2,479	80,300	13.6	15,996	2.9	60,251	11.7	64,304	402.0	20,049	33.3
Current Portion of Bonds Payable	77	2,505	0.4	2,505	0.5	10,505	2.1	—	—	(8,000)	(76.2)

Total Current Liabilities	3,404	110,301	18.6	40,868	7.4	90,061	17.6	69,433	169.9	20,240	22.5

Bonds Payable	525	17,000	2.9	17,000	3.1	19,500	3.8	—	—	(2,500)	(12.8)
Other Long Term Liabilities	585	18,943	3.1	18,813	3.3	16,919	3.3	130	0.7	2,024	12.0

Total Liabilities	4,514	146,244	24.6	76,681	13.8	126,480	24.7	69,563	90.7	19,764	15.6

Shareholders’ Equity Attributable to Shareholders of the Parent
Common Stock	7,970	258,234	43.5	247,331	44.5	247,261	48.3	10,903	4.4	10,973	4.4
Capital Surplus	1,661	53,822	9.1	57,208	10.3	56,721	11.1	(3,386)	(5.9)	(2,899)	(5.1)
Retained Earnings	4,220	136,723	23.0	175,378	31.6	84,383	16.5	(38,655)	(22.0)	52,340	62.0
Treasury Stock	(28)	(918)	(0.2)	(918)	(0.2)	(1,552)	(0.3)	—	—	634	(40.9)
Others	(32)	(1,029)	(0.1)	(1,066)	(0.1)	(2,613)	(0.5)	37	(3.5)	1,584	(60.6)

Total equity attributable to shareholders of the parent	13,791	446,832	75.3	477,933	86.1	384,200	75.1	(31,101)	(6.5)	62,632	16.3
Minority interest	21	667	0.1	678	0.1	741	0.2	(11)	(1.6)	(74)	(10.0)

Total shareholders’ equity	13,812	447,499	75.4	478,611	86.2	384,941	75.3	(31,112)	(6.5)	62,558	16.3

Total Liabilities & Shareholders’ Equity	$18,326	$593,743	100.0	$555,292	100.0	$511,421	100.0	$38,451	6.9	$82,322	16.1

Note :	(1)	Amounts in NTD have been translated into USD at the rate of NT$32.399 as of June 30, 2006.

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Income Statements (Consolidated)
For the Three Months Ended June 30, 2006, March 31, 2006 And June 30, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q2 2006			Q1 2006		Q2 2005		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,552	$82,118	100.0	$77,850	100.0	$59,978	100.0	$4,268	5.5	$22,140	36.9
Cost of Sales	(1,231)	(39,620)	(48.2)	(40,123)	(51.5)	(35,724)	(59.6)	503	(1.3)	(3,896)	10.9

Gross Profit	1,321	42,498	51.8	37,727	48.5	24,254	40.4	4,771	12.6	18,244	75.2

Operating Expenses
Research and Development Expenses(4)	(126)	(4,053)	(4.9)	(3,787)	(4.9)	(3,561)	(5.9)	(266)	7.0	(492)	13.8
General and Administrative Expenses(4)	(69)	(2,226)	(2.7)	(1,821)	(2.3)	(2,253)	(3.8)	(405)	22.2	27	(1.2)
Sales and Marketing Expenses	(28)	(896)	(1.2)	(1,217)	(1.6)	(1,227)	(2.0)	321	(26.4)	331	(27.0)

Total Operating Expenses	(223)	(7,175)	(8.8)	(6,825)	(8.8)	(7,041)	(11.7)	(350)	5.1	(134)	1.9

Income from Operations	1,098	35,323	43.0	30,902	39.7	17,213	28.7	4,421	14.3	18,110	105.2

Non-Operating Income, Net	9	299	0.4	1,417	1.8	464	0.8	(1,118)	(78.9)	(165)	(35.6)
Investment Gains	20	650	0.8	600	0.8	226	0.4	50	8.3	424	187.6

Income before Income Tax	1,127	36,272	44.2	32,919	42.3	17,903	29.8	3,353	10.2	18,369	102.6

Income Tax (Expenses) Benefits	(71)	(2,281)	(2.8)	(1,855)	(2.4)	491	0.8	(426)	23.0	(2,772)	(564.6)

Net Income Before Cumulative Effect of Changes in Accounting Principles	1,056	33,991	41.4	31,064	39.9	18,394	30.7	2,927	9.4	15,597	84.8
Cumulative Effect of Changes in Accounting Principles (Net of Tax)	—	—	—	1,607	2.1	—	—	(1,607)	(100.0)	—	—

Net Income	$1,056	$33,991	41.4	$32,671	42.0	$18,394	30.7	$1,320	4.0	$15,597	84.8

Attributable to:
Shareholders of the parent	$1,056	$34,002	41.4	$32,607	41.9	$18,369	30.6	$1,395	4.3	$15,633	85.1
Minority Interest	—	(11)	—	64	0.1	25	0.1	(75)	(116.5)	(36)	(142.4)

	$1,056	$33,991	41.4	$32,671	42.0	$18,394	30.7	$1,320	4.0	$15,597	84.8

Earnings per Share — Diluted	$0.04	$1.32		$1.26		$0.71		$0.06	4.3	$0.60	84.8

Earnings per ADR (2)	$0.20	$6.59		$6.32		$3.56		$0.27	4.3	$3.03	84.8

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,809		25,802		25,771

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD32.174 for the second quarter of 2006.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 25,809M shares for 2Q06 and 25,771M shares for 2Q05 after the retroactive adjustments for stock dividends and stock bonus.

	(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Condensed Income Statements (Consolidated)
For the Six Months Ended June 30, 2006 And 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	2006			2005		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$4,959	$159,968	100.0	$116,836	100.0	$43,132	36.9
Cost of Sales	(2,472)	(79,743)	(49.8)	(70,904)	(60.7)	(8,839)	12.5

Gross Profit	2,487	80,225	50.2	45,932	39.3	34,293	74.7

Operating Expenses
Research and Development Expenses	(243)	(7,840)	(4.9)	(6,973)	(6.0)	(867)	12.4
General and Administrative Expenses	(125)	(4,047)	(2.5)	(4,766)	(4.1)	719	(15.1)
Sales and Marketing Expenses	(66)	(2,113)	(1.4)	(1,811)	(1.5)	(302)	16.7

Total Operating Expenses	(434)	(14,000)	(8.8)	(13,550)	(11.6)	(450)	3.3

Income from Operations	2,053	66,225	41.4	32,382	27.7	33,843	104.5

Non-Operating Income, Net	53	1,716	1.1	1,203	1.0	513	42.6
Investment income	39	1,250	0.8	623	0.5	627	100.6

Income before Income Tax	2,145	69,191	43.3	34,208	29.3	34,983	102.3

Income Tax (Expenses) Benefits	(128)	(4,136)	(2.6)	1,004	0.9	(5,140)	(512.0)

Net Income Before Cumulative Effect of Changes in Accounting Principles	2,017	65,055	40.7	35,212	30.1	29,843	84.8

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	50	1,607	1.0	—	—	1,607	—

Net Income	$2,067	$66,662	41.7	$35,212	30.1	$31,450	89.3

Attributable to:
Shareholders of the parent	$1,056	$66,609	41.6	$35,187	30.1	$31,422	89.3
Minority Interest	—	53	0.0	25	—	28	112.0

	$1,056	$66,662	41.7	$35,212	30.1	$31,450	89.3

Earnings per Share — Diluted	$0.08	$2.58		$1.37		$1.22	89.0

Earnings per ADR (2)	$0.40	$12.90		$6.83		$6.08	89.0

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,808		25,770

Note:	(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD 32.256 for the six months of 2006.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 25,808M shares for the six months ended June 30, 2006 and 25,770M shares for the six months ended June 30, 2005 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Statements of Cash Flows (Consolidated)
For the Six Months Ended June 30, 2006 and for the Three months Ended June 30, 2006, March 31, 2006 and June 30, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	6 Months 2006		2Q 2006	1Q 2006	2Q 2005 (2)
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,065	$66,609	$34,002	$32,607	$18,369
Net Income attributable to minority interest	2	53	(11)	64	24
Depreciation & Amortization	1,104	35,622	17,888	17,734	19,464
Deferred Income Tax	8	251	860	(609)	(634)
Investment Income From Equity Method Investees	(39)	(1,250)	(650)	(600)	(226)
Changes in Working Capital & Others	(62)	(1,980)	(1,698)	(282)	(8,384)

Net Cash Provided by Operating Activities	3,078	99,305	50,391	48,914	28,613

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments(3)	(2,250)	(72,581)	(39,850)	(32,731)	(26,003)
Financial assets carried at cost	(9)	(290)	(168)	(122)	(103)
Property, Plant and Equipment	(1,020)	(32,901)	(21,391)	(11,510)	(14,239)
Long-term investments by equity method	(1)	(48)	(48)	—	—
Proceeds from disposal or maturity of:
Marketable Financial Instruments(3)	1,612	52,006	32,075	19,931	28,765
Financial assets carried at cost	—	—	—	—	12
Property, Plant and Equipment	8	247	(215)	462	(54)
Long-term investments by equity method	—	—	—	—	—
Decrease in Others	(25)	(795)	(653)	(142)	(222)

Net Cash Used In Investing Activities	(1,685)	(54,362)	(30,250)	(24,112)	(11,844)

Cash Flows from Financing Activities:
Repurchase of treasury stock	—	—	—	—	(26)
Cash Dividend — Common Shares	(8)	—	—	—	—
Bonus Paid to Employees, Directors and Supervisors	—	(257)	(257)	—	(231)
Repayment of Long Term Bonds Payable	—	(3)	(2)	(1)	(944)
Increase in Guarantee Deposits	14	461	139	322	1,147
Proceeds from Exercise of Stock Options	10	326	209	117	82
Decrease in Others	(10)	(337)	(15)	(322)	(3)

Net Cash Provided by Financing Activities	6	190	74	116	25

Net Increase in Cash and Cash Equivalents	1,399	45,133	20,215	24,918	16,794

Effect of exchange rate changes on cash and cash equivalents and others	(5)	(165)	(14)	(151)	(95)

Effect of first inclusion for consolidation of certain subsidiaries	—	—	—	—	166

Cash and Cash Equivalents at Beginning of Period	2,991	96,484	121,251	96,484	71,540

Cash and Cash Equivalents at End of Period	$4,385	$141,452	$141,452	$121,251	$88,405

Note:	(1)	Amounts in NTD have been translated into USD at the rate of NTD32.256 , the weighted average rate for the six months ended June 30, 2006.

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

	(3)	Marketable financial instruments include available-for-sale and held-to-maturity financial assets, which non-current portions are classified as long-term investments in Balance Sheet.

Proprietary

TSMC

2006 Second Quarter Results
Investor Conference

July 27th, 2006

TSMC
Jul. 27, 2006
©2006 TSMC, All Rights Reserved.
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TSMC 2006 Second Quarter Results Investor Conference July 27th, 2006

Agenda

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TSMC
Jul. 27 P. 2
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Agenda Welcome 2006 2Q Consolidated Financial Results Advanced Technology Update Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2006 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

TSMC Consolidating Entities

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TSMC
Jul. 27 P. 4

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TSMC Consolidating Entities Regional Sales Office Manufacturing Subsidiaries Strategic Alliance Venture Capital Funds Others TSMC TSMC - NA - Europe - Japan - Korea TSMC (Shanghai) WaferTech GUC EAF VTAF II, VTAF III ISDF, ISDF II

2Q'06 Result Highlights

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Amount:NT$ billion	2Q'06 Amount	1Q'06 Amount	2Q'05 Amount
Net Sales	82.12	77.85	59.98
Net Income [1]	34.00	32.61	18.37
EPS (NT$)	1.32	1.26	0.71
Total Assets	593.74	555.29	511.42
Total Liabilities	146.24	76.68	126.48
Shareholders' Equity	447.50	478.61	384.94
Shipment (Kpcs, 8"-equiv. Wafer)	1,869	1,738	1,275
ROE (%) [2]	29.4%	28.2%	18.4%

(2) Annualized ROE for the quarter

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Net Income attributable to shareholders of the parent company Annualized ROE for the quarter 2Q’06 Result Highlights

Consolidated Income Statements

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Amount:NT$ billion	2Q'06	1Q'06	2Q'05[1]	QoQ	YoY
Net Sales	82.12	77.85	59.98	5.5%	36.9%
COGS	(39.62)	(40.12)	(35.72)	-1.3%	10.9%
Gross Profit	42.50	37.73	24.25	12.6%	75.2%
Gross Margin	*51.8%*	*48.5%*	*40.4%*		
Operating Expense	(7.18)	(6.82)	(7.04)	5.1%	1.9%
Operating Income	35.32	30.90	17.21	14.3%	105.2%
Operating Margin	*43.0%*	*39.7%*	*28.7%*		
Non-operating Income/(Expense)	0.95	2.02	0.69	-52.9%	37.7%
Income before Tax	36.27	32.92	17.90	10.2%	102.6%
Income Tax Benefit/(Expense)	(2.28)	(1.86)	0.49	23.0%	-
Change in Accounting Principles	0.00	1.61	0.00	-100.0%	-
Minority Interest	0.01	(0.06)	(0.03)	-	-
Net Income[2]	34.00	32.61	18.37	4.3%	85.1%
Net Margin	*41.4%*	*41.9%*	*30.6%*		
EPS (NT$)	1.32	1.26	0.71	4.3%	84.8%

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Jul. 27 P. 6

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Consolidated Income Statements Certain prior period balances have been reclassified to conform to the current period presentation Net Income attributable to shareholders of the parent company

Consolidated Balance Sheets & Key Indices

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Selected Items from Balance Sheets Amount:NT$ billion	2Q'06 Amount	2Q'06 %	1Q'06 Amount	1Q'06 %	2Q'05* Amount	2Q'05* %
Cash & Marketable Securities	211.6	35.6%	192.3	34.6%	138.1	27.0%
Accounts Receivable - Trade	38.0	6.4%	38.0	6.8%	32.1	6.3%
Inventory	20.1	3.4%	18.4	3.3%	15.2	3.0%
Current Assets	279.7	47.1%	259.3	46.7%	194.0	37.9%
Long-Term Investment	42.8	7.2%	34.7	6.3%	39.2	7.7%
Net PP&E	251.1	42.3%	241.5	43.5%	257.0	50.3%
Total Assets	**593.7**	**100.0%**	**555.3**	**100.0%**	**511.4**	**100.0%**
Accounts Payable	27.5	4.6%	22.4	4.0%	19.0	3.7%
Accrued Liabilities and Others	82.8	14.0%	18.5	3.4%	71.1	13.9%
Current Liabilities	**110.3**	**18.6%**	**40.9**	**7.4%**	**90.1**	**17.6%**
Long-Term Interest-bearing Debt	**24.7**	**4.2%**	**24.7**	**4.4%**	**26.8**	**5.2%**
Total Liabilities	**146.2**	**24.6%**	**76.7**	**13.8%**	**126.5**	**24.7%**
Total Equity	**447.5**	**75.4%**	**478.6**	**86.2%**	**384.9**	**75.3%**

Key Indices	2Q'06	1Q'06	2Q'05*
A/R Turnover Days	**44**	**46**	**48**
Inventory Turnover Days	**47**	**44**	**41**
Current Ratio (x)	**2.5**	**6.3**	**2.2**
Net Working Capital	**169.4**	**218.4**	**103.9**

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Jul. 27 P. 1
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Consolidated Balance Sheets & Key Indices * Certain prior period balances have been reclassified to conform to the current period presentation *

Consolidated Cash Flows

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Amount:NT$ billion	2Q'06 Amount	1Q'06 Amount	2Q'05* Amount
- Net Income	34.0	32.6	18.4
- Depreciation & Amortization	17.9	17.7	19.5
- Other Op Sources/(Uses)	(1.5)	(1.4)	(9.3)
From Operation	**50.4**	**48.9**	**28.6**
- Capital Expenditure	(21.4)	(11.5)	(14.2)
- Marketable Financial Instrument	(7.8)	(12.8)	2.8
- Other Investing Sources/(Uses)	(1.1)	0.2	(0.4)
From Investment	**(30.3)**	**(24.1)**	**(11.8)**
- Repayment of L-T Bonds	(0.0)	(0.0)	(0.9)
- Other Financing Sources/(Uses)	0.1	0.1	0.9
From Financing	**0.1**	**0.1**	**0.0**
Net Cash Position Change	**20.2**	**24.9**	**16.8**
Ending Cash Balance	**141.5**	**121.3**	**88.4**

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Jul. 27 P. 8
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Consolidated Cash Flows * * Certain prior period balances have been reclassified to conform to the current period presentation

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Proprietary

Capital Expenditures

CapEx (in US$ million)	1Q06	2Q06	YTD *
TSMC	344	653	997
TSMC (Shanghai) & WaferTech	12	11	23
TSMC Consolidated	**356**	**664**	**1,020**

* YTD CapEx based on the weighted average exchange rate of NT$32.256 per US dollar.

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Jul. 27 P. 10
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Capital Expenditures 2006 CapEx to remain in the range of US$2.6-2.8 billion *

Sales Breakdown by Technology

tsmc
Proprietary

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
4
41
31
18
6
41
34
17
6
10
33
35
16
6
17
32
32
14
5
20
29
32
14
5
24
25
32
14
5
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

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Jul. 27 P. 11
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Sales Breakdown by Technology

Sales Breakdown by Application

tsmc
Proprietary

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
6
2
17
41
34
6
1
18
37
38
5
1
23
41
30
5
1
21
41
32
5
1
18
39
37
5
1
20
44
30

TSMC
Jul. 27 P. 12
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Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
7
6
8
79
6
8
9
77
5
9
11
75
4
8
11
77
4
7
11
78
4
9
10
77

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Jul. 27 P. 13
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Proprietary

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

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Fabless/System
IDM
100%
75%
50%
25%
0%
31
69
26
74
29
71
28
72
26
74
28
72
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

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Jul. 27 P. 14
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Sales Breakdown by Customer

2Q06 Income Statements
- Consolidated vs. Unconsolidated

tsmc
Proprietary

Amount:NT$ billion	2Q06 Consolidated		2Q06 Unconsolidated		Difference
	Amount	%	Amount	%	Amount
Net Sales	82.12	100.0%	81.23	100.0%	0.89
COGS	(39.62)	-48.2%	(40.34)	-49.7%	0.72
Gross Profit	42.50	51.8%	40.89	50.3%	1.61
Operating Expense	(7.18)	-8.8%	(5.91)	-7.2%	(1.26)
Operating Income	35.32	43.0%	34.97	43.1%	0.35
Non-operating Income/(Expense)	0.95	1.2%	1.28	1.6%	(0.33)
Income before Tax	36.27	44.2%	36.25	44.6%	0.02
Income Tax Benefit/(Expense)	(2.28)	-2.8%	(2.25)	-2.8%	(0.03)
Minority Interest	0.01	0.0%			0.01
Net Income*	34.00	41.4%	34.00	41.9%	0.00
EPS (NT$)	1.32		1.32		

* Net Income attributable to shareholders of the parent company

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Jul. 27 P. 2
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2Q06 Income Statements - Consolidated vs. Unconsolidated * Net Income attributable to shareholders of the parent company

2Q06 Balance Sheets
- Consolidated vs. Unconsolidated

Proprietary

Selected Items from Balance Sheets (Amount: NT$ billion)	2Q'06 Consolidated	2Q'06 Unconsolidated	Difference
Cash & Marketable Securities	211.6	195.9	15.7
Accounts Receivable - Trade	38.0	36.1	1.9
Inventory	20.1	18.4	1.7
Current Assets	**279.7**	**259.9**	**19.8**
Long-Term Investment	**42.8**	**83.2**	**-40.4**
Net PP&E	**251.1**	**223.2**	**27.9**
Total Assets	**593.7**	**581.6**	**12.1**
Accounts Payable	27.5	27.0	0.5
Accrued Liabilities and Others	82.8	80.2	2.6
Current Liabilities	**110.3**	**107.2**	**3.1**
Long-Term Interest-bearing Debt	**24.7**	**17.0**	**7.7**
Total Liability	**146.2**	**134.8**	**11.5**
Total Equity	**447.5**	**446.8**	**0.7**

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Jul. 27 P. 16
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2Q06 Balance Sheets - Consolidated vs. Unconsolidated

2Q06 Cash Flows
- Consolidated vs. Unconsolidated

Amount:NT$ billion	2Q'06 Consolidated	2Q'06 Unconsolidated	Difference
- Net Income	34.0	34.0	0.0
- Depreciation & Amortization	17.9	16.2	1.7
- Other Op Sources/(Uses)	(1.5)	(3.2)	1.7
From Operation	**50.4**	**47.0**	**3.4**
- Capital Expenditure	(21.4)	(21.1)	(0.3)
- Marketable Financial Instrument	(7.8)	(7.8)	0.1
- Other Investing Sources/(Uses)	(1.1)	(0.5)	(0.6)
From Investment	**(30.3)**	**(29.4)**	**(0.9)**
- Other Financing Sources/(Uses)	0.1	0.1	(0.0)
From Financing	**0.1**	**0.1**	**(0.0)**
Net Cash Position Change	**20.2**	**17.7**	**2.5**
Ending Cash Balance	**141.5**	**127.7**	**13.7**

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Jul. 27 P. 17
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2Q06 Cash Flows - Consolidated vs. Unconsolidated

3Q'06 Guidance

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Jul. 27 P. 18
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3Q’06 Guidance Revenues to be between NT$79 billion and NT$82 billion Gross profit margin to be between 48% and 50% Operating profit margin to be between 39% and 41%

Recap of Recent Major Events TSMC and ARM Collaboration Achieves Significant Power Reduction on First 65nm Low- Power Test Chip (2006/07/18) TSMC Continues Industry Leadership with Reference Flow 7.0 (2006/07/17) TSMC Bolsters Design Ecosystem with DFM-Compliant EDA Tools and Data Kit for 65nm Design (2006/07/17) TSMC Sets June 20, 2006 as Ex-dividend Date (2006/06/06) TSMC is Production-Ready for 65nm X Architecture Designs (2006/05/25) TSMC 65-Nanometer Process Moves to Volume Production (2006/05/17) TSMC Senior Vice President of R&D Dr. Shang-Yi Chiang to Retire (2006/05/17) TSMC Board of Directors Unanimously Re-elects Dr. Morris Chang as Chairman (2006/05/16) TSMC Shareholders Approve NT$2.5 Cash and 3% Stock Dividend (2006/05/16) TSMC Unveils First 65-Nanometer Data-Driven DFM Design Ecosystem (2006/05/15) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

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http://www.tsmc.com

invest@tsmc.com

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Jul. 27, 2006

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 27, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer